

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 12, 2015

Hsuan-Hsien Liao
President
HAHA Generation Corp.
4F, No. 132, Songshan Road, Xinyi District
Taipei City, 110, Taiwan (Republic of China)

   Re: HAHA Generation Corp.
   Registration Statement on Form S-1
   Filed October 16, 2015
   File No. 333-207458

Dear Ms. Liao:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Security Ownership of Management and Certain Beneficial Security Holders, page 39

1. We note your risk factor on page 8 stating that Ms. Liao and her family members beneficially own 85% of your outstanding shares. Please include all greater than 5% shareholders in the table or explain to us why this disclosure is not applicable to your filing. See Item 403(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 40

2. We note that the Marketing and Distribution Agreement between the company and Shinin Silica Co., Ltd. was signed on behalf of Shinin by Mark Liao. If there is any immediate family member relationship between Mark Liao and Ms. Liao, please disclose. See Instruction 1(a)(iii) to Item 404(a) of Regulation S-K.

3. We note your disclosure on page 33, and elsewhere, that Ms. Liao family members were issued shares of common stock on December 8, 2014. Please disclose the information required by Item 404(a) of Regulation S-K regarding the transaction with Ms. Liao's family members.

4. Please state the names of your promoters in this section of the filing. See Item 404(c)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Thomas E. Stepp, Jr.
        Stepp Law Corporation